SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: March 2002

ADECCO SA
(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Hertistrasse 2E
CH-8304 Wallisellen
Switzerland
+41 1 878 88 85
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]
Form 20-F __X__ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 22/03/02

By: for [signature]
Felix Weber
Chief Financial Officer

Dated: 22/03/02

By: for [signature]
Hans R. Brütsch
Corporate Secretary

Attached:

- Press Release on termination of Shareholders' Agreement between KJ Jacobs AG and AKILA Finance S.A.
- Invitation to Annual General Meeting of Shareholders of 17 April 2002, incl. accompanying letter regarding Auditors





Klaus J. Jacobs and Philippe Foriel-Destezet Reaffirm their commitment to Adecco after Expiration of their Shareholders' Agreement

Chéserex, Zurich, Luxembourg, 22 March 2002
At the creation of Adecco following the merger of Adia and Ecco in 1996, Jacobs AG and Akila Finance S.A. entered a shareholders' agreement. The two major shareholders, Jacobs AG and Akila Finance S.A. announced today that this agreement will not be renewed and will therefore expire on 8 May 2002, as originally stated.

Klaus J. Jacobs retires from the Board of Directors at Adecco's AGM on 17 April 2002 and the Chairmanship is handed over to John Bowmer.

The two major shareholders confirm their continuing commitment and interest in a strong Adecco shareholding. This commitment is demonstrated by the replacement of Klaus J. Jacobs on the Board by Christian Jacobs, and the continued Board membership of Philippe Foriel-Destezet.

For further information and comments, please call:

at Adecco management & consulting SA:
Adecco Group Corporate Communications; Chris King
Tel: +41 1 878 88 38

Adecco Group Investor Relations; Helena Rasetti
Tel: +41 1 878 88 84

at Jacobs AG: E-mails to info@jacobsag.ch

at Akila Finance SA: E-mails to info@akilafinance.ch

Adecco S.A.

Agenda of the Annual General Shareholders' Meeting

Wednesday, 17 April 2002, 1400 hrs
at Hotel Lausanne Palace & Spa, Grand-Chêne 7-9, Lausanne

1. Presentation of the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) as per 31 December 2001

2. Presentation of the Reports of the Statutory Auditors and the Group Auditors as per 31 December 2001

3. Approval of the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) as per 31 December 2001

4. Appropriation of Balance Sheet Profit

5. Granting of Discharge to the Members of the Board of Directors

6. Change of Articles of Incorporation: Term of Office of Directors

7. Elections
7.1 Board of Directors

7.2. Auditors
7.2.1 Statutory Auditors and Group Auditors
7.2.2 Special Auditor within the meaning of Art. 23 subsection 2

8. Increase of Conditional Capital for Convertible Bonds (Article 3quater)

9. Conversion of all Participation Certificates into Shares

Adecco S.A.

Notice of the Annual General Shareholders' Meeting

Wednesday, 17 April 2002, 1400 hrs
at Hotel Lausanne Palace & Spa, Grand-Chêne 7-9, Lausanne

Agenda and Proposals of the Board of Directors:

1. **Presentation of the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) as per 31 December 2001**

2. **Presentation of the Reports of the Statutory Auditors and the Group Auditors as per 31 December 2001**

3. **Approval of the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) as per 31 December 2001**

   The Board of Directors proposes that the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts for the Business Year 2001 be approved.

4. **Appropriation of Balance Sheet Profit**

   The Board of Directors proposes to pay a dividend of CHF 1.-- per registered share with a par value of CHF 1.-- and a dividend of CHF 1.-- per participation certificate with a par value of CHF 1.-- out of the balance sheet profit of CHF 1'432'964'257.-- and to carry forward the difference as retained earnings to the next business year. The treasury shares and the participation certificates held by the Company will not receive a dividend.

5. **Granting of Discharge to the Members of the Board of Directors**

   The Board of Directors proposes to grant discharge of liability in one resolution to all persons who held office as members of the Board of Directors for the Business Year 2001.

6. Change of Articles of Incorporation: Term of Office of Directors

The Board of Directors proposes to change Art. 20 subsection 2 as follows:

> "2 *The members of the Board shall be elected for a term of office of one year and may be re-elected."*

7. Elections

7.1 Board of Directors

The Board of Directors proposes that Mr. Miguel Alfageme, Mr. John Bowmer, Dr. Christian Jacobs and Mr. Philippe Marcel be elected individually as new members of the Board of Directors for a term of office of one year.

The Board of Directors furthermore proposes that Mr. Philippe Foriel-Destezet, Mr. Yves Perben and Mr. Andreas Schmid as well as Mr. Conrad Meyer and Mr. Ernst Tanner be jointly re-elected as members of the Board of Directors for a term of office of one year.

Mr. Philippe Beauviala, Mr. Erwin Conradi and Mr. Stuart Olsten do not stand for re-election. Mr. Klaus J. Jacobs retires from the Board of Directors.

7.2. Auditors

7.2.1. Statutory Auditors and Group Auditors

The Board of Directors proposes the re-election of Arthur Andersen AG, Zurich, as Statutory Auditors and Group Auditors of the Company for a term of office of one year ending at the annual general shareholders' meeting for the Business Year 2002.

7.2.2. Special Auditor within the meaning of Art. 23 subsection 2

The Board of Directors also proposes the re-election of KPMG Fides Peat, Zurich, as a special Auditor within the meaning of Art. 23 subsection 2 of the Articles of Incorporation for a term of one year ending at the annual general shareholders' meeting for the Business Year 2002.

8. Increase of Conditional Capital for Convertible Bonds (Article 3^{quater})

Adecco's strategic financial planning contemplates - besides authorizations foreseen in the present Articles of Incorporation - to launch a convertible bond in the amount of approx. CHF 1'000 millions, depending on market conditions the Company may experience in the next 12 months. For such purpose, conditional capital in the nominal amount of approx. CHF 10 millions is required to back up the conversion rights. Since the existing conditional capital of Art. 3quater is reserved for the conversion rights of the holders of the Euro 360,03 mio bond issued in 1999, an increase of the existing conditional capital in the full amount is required. The Board of Directors therefore proposes to increase the conditional capital in Art. 3quater of the Articles of Incorporation by approx. CHF 10 millions up to an amount of CHF 15'400'000.-- or 15'400'000 shares respectively.

Hence, the Board of Directors proposes to amend Art. 3quater subsection 1 (which presently covers 5'399'880 shares) as follows:

> *"1 The share capital of the corporation shall be increased by a maximum aggregate amount of CHF 15'400'000.-- (fifteen million four hundred thousand Swiss Francs) by issuing a maximum of 15'400'000 (fifteen million four hundred thousand) fully paid up registered shares with a par value of CHF 1.-- (one Swiss franc) each, through the exercise of option and conversion rights to be granted in relation with bond issues or other obligations of the corporation or affiliated companies."*

9. Conversion of all Participation Certificates into Shares

The Board of Directors contemplates to convert all participation certificates into registered shares, to delete the articles 9, 10 and 11 from the Articles of Incorporation and to delete the references to participation certificates or participation certificate holders in the other articles as well as to adjust a reference in another article. Since the conversion leads to an increase in the share capital of the Company (Art. 3 of the Articles of Incorporation), the formal procedure of an ordinary capital increase has to take place and the increase of the share capital in Art. 3 of the Articles of Incorporation has to be resolved by the Board of Directors.

Hence, the Board of Directors proposes the following:

With regard to the Conversion of Participation Capital into Share Capital:

1. Reduction to zero and cancellation of the participation capital and the participation certificates of the Company, i.e. 49'000 bearer participation certificates of CHF 1.-- nominal value each, fully paid up.

2. Increase of the share capital from CHF 186'298'698.-- by CHF 49'000.-- to CHF 186'347'698.-- by issuing 49'000 new registered shares of CHF 1.-- nominal value each, fully paid up, the issue price being the equivalent of the nominal value.

3. Withdrawal of the pre-emptive rights of the shareholders and the holders of the participation certificates to enable the distribution of the newly issued registered shares to the holders of the participation certificates which have been cancelled, in proportion to their previous

holdings of participation certificates.

4. Full payment of the 49'000 newly issued registered shares through the conversion of unrestricted capital surplus resulting from the cancellation of the 49'000 participation certificates.

5. The newly issued registered shares entitle to dividends as from the fiscal year starting 1 January 2002. The newly issued registered shares will be subject to the transfer limitations foreseen in article 4 of the Articles of Incorporation.

With regard to the Modifications in the Articles of Incorporation:

6. Cancellation of the articles 9, 10 and 11 of the Articles of Incorporation.

7. Modification of Art. 3bis subsection 1, second sentence, as follows:

   ".... The Board of Directors is authorized to withdraw the pre-emptive rights of the shareholders pursuant to Art. 12 subsection 1 lit. a) of the Articles of Incorporation, and to allocate them to third parties in case the shares are issued in connection with a takeover of enterprises, parts of enterprises or participations thereof or in connection with a placement of shares to finance such transactions. ....."

8. Modification of Art. 3ter subsection 2, as follows:

   "The pre-emptive rights of shareholders as well as the advanced subscription rights are excluded."

9. Modification of Art. 3^{quater} subsection 2, first sentence, as follows:

   "2 The rights of the shareholders to subscribe shares in priority are excluded. ..."

10. Modification of Art. 3^{quater} subsection 3, as follows:

    "3 The shareholders' advanced subscription rights can be limited or excluded by the Board of Directors (1) to finance the acquisition of enterprises, divisions thereof, or of participations or of significant investments of the company, or (2) to issue the warrants or the convertible bonds on the international capital markets."

11. Modification of Art. 12 subsection 1, first sentence, as follows:

> *"1 In case of an increase in the share capital, shareholders have the following preferential subscription rights: ...."*

12. Formal modification of Art. 15, first sentence, as follows:

> *"The convening of a General Meeting shall be published in accordance with article 28."*

Documents, Attendance and Representation

The Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts, the Statutory Auditors' and Group Auditors' Report, the Articles of Incorporation and the Agenda and the Proposals of the Board of Directors are available for inspection starting Monday, 25 March 2002, at Adecco management & consulting S.A, rue du Petit-Chêne 38, 1003 Lausanne, and at the registered office at Chéserex. In addition, the Annual Report, the Statutory Annual Accounts and the Group Accounts are accessible on the Adecco website (www.adecco.com).

Shareholders, who are registered in the share register on 19 March 2002, will receive this invitation by mail together with a reply form. Shareholders, who are registered subsequently to this date, but before 5 April 2002, will receive the invitation after having been registered. The share register will be closed as from 8 April 2002 to 17 April 2002. Only shareholders who are registered on 5 April 2002 are entitled to vote. Shareholders who do not receive the invitation and the reply form are requested to contact their bank in order to obtain their registration in the share register.

The reply form enclosed with the invitation provides for either to order the admission card and the ballot papers, or to mandate Adecco S.A. or the independent proxy. The processing of the reply forms and the distribution of the admission cards and the ballot papers requires some time. The shareholders are therefore requested to return the reply form as soon as possible to Adecco S.A., c/o ShareComm Services AG, Kanalstrasse 29, CH-8152 Glattbrugg. The admission card and the ballot papers will be sent out as from 5 April 2002 onwards.

Shareholders who do not attend the shareholders' meeting in person can be represented as follows:

- by another shareholder having the right to vote. The shareholder must fill in the proxy printed on the admission card, and hand the admission card over to the representative;

- by the independent proxy, Ms. Pascale Capitaine, Ernst & Young SA, place Chauderon 18, case postale 36, 1000 Lausanne 9. The reply form enclosed with the invitation is sufficient for granting the proxy (there is no need to order an admission card). In the absence of specific instructions, the independent proxy will vote according to the proposals of the Board of Directors;

- by Adecco S.A. The reply form enclosed with the invitation is sufficient for issuing the proxy (there is no need to order an admission card). Proxies containing instructions other than to approve the proposals of the Board of Directors will be forwarded to the independent proxy.

Proxies for Deposited Shares

Proxies for deposited shares in the sense of art. 689d CO are requested to communicate the number of shares represented by them to the company as soon as possible, but in any case not later than 1300 hrs on the day of the shareholders' meeting at the entrance control.

Notice to Holders of Participation Certificates

Notice is given to the holders of participation certificates, by means of the present publication, of the convening of the Annual General Shareholders' Meeting.

The minutes of the Shareholders' Meeting will be available for inspection starting 26 April 2002 at Adecco management & consulting S.A., rue du Petit-Chêne 38, 1003 Lausanne.

The Board of Directors

Adecco

Chéserex, le 18 mars 2002

En raison des récents développements concernant le groupe Arthur Andersen, le Conseil d'administration évalue les options appropriées pour le choix de l'organe de révision et du réviseur des comptes de groupe de la société à la prochaine Assemblée générale annuelle des actionnaires.

Le Conseil d'administration présentera sa proposition finale à l'Assemblée générale des actionnaires du 17 avril 2002.

Le Conseil d'administration

In Anbetracht der neuesten Entwicklungen betreffend die Arthur Andersen Gruppe prüft der Verwaltungsrat alle geeigneten Schritte betreffend die an der ordentlichen Generalversammlung vorzunehmende Wahl der gesetzlichen Revisionsstelle und der Konzernrechnungsprüferin.

Der Verwaltungsrat wird seinen endgültigen Vorschlag an der ordentlichen Generalversammlung der Aktionäre am 17. April 2002 unterbreiten.

Der Verwaltungsrat

In view of the recent developments regarding the Arthur Andersen Group, the Board of Directors is evaluating all appropriate possibilities for the statutory auditors and the group auditors of the Company to be elected at the upcoming annual general meeting of the shareholders.

The Board of Directors will provide its final proposal at the annual general meeting of the shareholders of 17 April 2002.

The Board of Directors